UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

World Airways, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98142H105

(Cusip Number)

December 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 98142H105

1.	Name of Reporting Person: JMB Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,124,916 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,124,916 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,916 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1% (See Item 4)

12.	Type of Reporting Person: PN

CUSIP No. 98142H105

1.	Name of Reporting Person: Smithwood Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,124,916 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,124,916 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,916 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1% (See Item 4)

12.	Type of Reporting Person: OO

CUSIP No. 98142H105

1.	Name of Reporting Person: Jonathan Brooks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,124,916 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,124,916 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,916 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.1% (See Item 4)

12.	Type of Reporting Person: IN

CUSIP No.
98142H105

Item 1.

(a)	Name of Issuer: World Airways, Inc.

(b)	Address of Issuer’s Offices: The HLH Building 101 World Avenue Peachtree City, GA 30269

Item 2.

(a)	Names of Persons Filing: (i) JMB Capital Partners, L.P., a California limited partnership, (ii) Smithwood Partners, LLC a California limited liability company and (iii) Jonathan Brooks, an individual

(b)	Address of Principal Business Office: 1999 Avenue of the Stars, Suite 2040 Los Angeles, California 90067

(c)	Citizenship: See row 4 of each filer’s cover page

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 98142H105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No.
98142H105

Item 4.	Ownership

(a)	Amount beneficially owned:
1,124,916 shares of common stock as follows (i) 994,063 shares of common stock issuable to JMB Capital Partners, L.P. upon conversion of $3,181,000 principal amount of 8% Convertible Senior Subordinated Debentures due 2009 (the “2009 Debentures”) issued pursuant to that certain indenture, dated as of December 30, 2003 (the “2009 Indenture”), between World Airways, Inc. (the “Company”) and Wachovia Bank, National Association (a conversion rate of $3.20 principal amount per share of common stock was used for the above calculation (the initial conversion price set forth in the 2009 Indenture)), (ii) 123,100 shares of common stock owned by JMB Capital Partners, L.P. and (iii) 7,753 shares of common stock issuable to JMB Capital Partners, L.P. upon conversion of $69,000 principal amount of 8% Convertible Senior Subordinated Debentures due 2004 (the “2004 Debentures”) issued pursuant to that certain indenture (the “2004 Indenture”), dated as of August 1, 1997 between the Company and First Union National Bank (a conversion rate of $8.90 principal amount per share of common stock was used for the above calculation (the initial conversion price set forth in the 2004 Indenture)).

(b)	Percent of class:

9.1%, calculated based on 12,399,814 shares of common stock outstanding, which number is calculated by adding (i) 11,397,998 (the number of shares of common stock outstanding as of October 31, 2003, as reported on the Company’s most recent quarterly report filed on Form 10-Q), (ii) 994,063 (the number shares of common stock issuable to JMB Capital Partners, L.P. upon conversion of $3,181,000 principal amount of the 2009 Debentures) and (iii) 7,753 (the number of shares of common stock issuable to JMB Capital Partners, L.P. upon conversion of $69,000 principal amount of the 2004 Debentures).

(c)	Number of shares as to which each filer has:

(i)	Sole power to vote or to direct the vote: 1,124,916

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,124,916

(iv)	Shares power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No.
98142H105

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

A Joint Filing Agreement is attached hereto as Exhibit 1.

CUSIP No.
98142H105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2004

JMB CAPITAL PARTNERS, L.P.

By:	Smithwood Partners, LLC

By:	/s/ Jonathan Brooks

Name:	Jonathan Brooks
Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	/s/ Jonathan Brooks

Name:	Jonathan Brooks
Title:	Sole Member and Manager

JONATHAN BROOKS

/s/ Jonathan Brooks

Jonathan Brooks, an individual

CUSIP No.
98142H105

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of World Airways, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: January 9, 2004

JMB CAPITAL PARTNERS, L.P.

By:	Smithwood Partners, LLC

By:	/s/ Jonathan Brooks

Name:	Jonathan Brooks
Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	/s/ Jonathan Brooks

Name:	Jonathan Brooks
Title:	Sole Member and Manager

JONATHAN BROOKS

/s/ Jonathan Brooks

Jonathan Brooks, an individual